May 22, 2007


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

             Re:  CWHEQ, Inc.
                  Registration Statement on Form S-3
                  File No. 333-139891
                  ----------------------------------

Ladies and Gentlemen:

         In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as Registrant with respect to the above referenced transaction, hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 11:00 a.m. on May 23, 2007 or as soon as possible thereafter.

         The registrant acknowledges and represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The registrant further represents that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                            Very truly yours,

                                            CWHEQ, INC.



                                            By: /s/ N. Joshua Adler
                                                --------------------------------
                                            Name: N. Joshua Adler